October 22, 2019

Gary S. Guidry
President and Chief Executive Officer
Gran Tierra Energy Inc.
900, 520-3 Avenue SW
Calgary, Alberta Canada T2P 0R3

       Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 27, 2019
           File No.: 001-34018

Dear Mr. Guidry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation